United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

Press Release
Signature Page

Ordinary And Extraordinary General Shareholders Meetings of Vale S.A.
Considering that Ordinary and Extraordinary Shareholders Meetings were convened to be held on April 27, 2010, Vale S.A. (“Vale”), hereby, provides the following explanations regarding the matters and proposals mentioned in the agenda of such meetings.
1 — Introduction — Voting Rights
Pursuant to Article 5º of Vale’s By-Laws, each common, class “A” preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings. However, although the preferred class “A” and special shares have the same political rights as the common shares, exception is made to voting for the appointment of members to the Board of Directors, which shall observe the provisions set forth in §§2º and 3º of Article 11 of the By-Laws, as well as the right to appoint and dismiss one member of the Fiscal Council, and its respective alternate.
2 — Global annual compensation
The annual aggregate compensation proposed for 2010 is up to R$99,079,000.00 (ninety-nine million and seventy-nine thousand reais), to be distributed by our Board of Directors, pursuant the Brazilian corporate law and Vale’s By-laws. It is important to mention that in order to establish the aggregate compensation amount, the proposal takes into account various factors, which range from the responsibilities, time dedicated to the tasks, competence, professional reputation and services market value.
Such amount comprehends: (a) up to R$8,503,000.00 (eight million and five hundred and three thousand reais) corresponding to the fixed compensation of directors and members if the advisory committees, pursuant article 15, §2º of Vale’s By-laws and of the members of the fiscal council, pursuant article 163 of the Brazilian corporate law; (b) up to R$68,144,000.00 (sixty-eight million, one hundred and forty-four thousand reais) related to the fixed and variable compensation of executive officers, taking into account an Executive Officers Board with 08 Executive Officers positions, although only 06 them are currently occupied. The fixed individual compensation is compatible with the amounts paid to the senior management of similar companies, and the variable compensation corresponds to the bonuses and incentive payments, and its payment is conditioned to pre established goals, based on the performance of Vale. Therefore, the payment of the variable compensation is equivalent to the fulfillment, total or in part, of the pre-established goals, and may even be not paid if such goals are not reached; and (c) up to R$22,432,000.00 (twenty-two million, four hundred and thirty-two thousand reais) corresponding to all taxes and duties related to the compensation that are of Vale’s responsibility, as well as benefits of any nature.

3 — Members of Vale’s Fiscal Council
Pursuant to article 36 of Vale’s By-Laws, the Fiscal Council is a permanent body, which may have from three to five members and respective alternates. The terms of the members of the fiscal council expire at the next annual shareholders’ meeting following their election. The appointment of the members of the fiscal council shall observe the applicable legislation and Vale’s By-laws.
Below is a summary of all the information on Valepar S.A. nominees to be reelected to the positions of members of the Fiscal Council and its respective alternates, according to Article 10 of CVM Rule # 481/2009 (items 12.6 a 12.10 of the Brazilian Annual Report).
Fiscal Council Members

Name	Antonio José de Figueiredo Ferreira	Marcelo Amaral Moraes	Aníbal Moreira dos Santos
Age	55 years	42 years	71 years
Profession	Engineer	Bachelor in Economics	Accountant Technician
Individual Taxpayer’s ID (CPF) no.	398.931.707-53	929.390.077-72	011.504.567-87
Position to be held	Member	Member	Member
Election Date	04.27.2010	04.27.2010	04.27.2010
Take Office Date	05.24.2010	05.24.2010	05.24.2010
Term	2011 Annual shareholders’ meeting	2011 Annual shareholders’ meeting	2011 Annual shareholders’ meeting
Other positions in Vale	Not Applicable	Not Applicable	Not Applicable
Nominated by the Controlling	Yes	Yes	Yes
Shareholder
Fiscal Council Alternates

Name	Cícero da Silva	Oswaldo Mário Pego de Amorim Azevedo	Vacant[1]
Age	59 years	68 years	—
Profession	Accountand and Lawyer	Engineer	—
Individual Taxpayer’s ID (CPF) no.	045.747.611-72	005.065.327-04	—
Position to be held	Alternate Member	Alternate Member
Election Date	04.27.2010	04.27.2010
Take Office Date	05.24.2010	05.24.2010
Term	2011 Annual shareholders’ meeting	2011 Annual shareholders’ meeting	—
Other positions in Vale	Not Applicable	Not Applicable	—
Nominated by the Controlling	Yes	Yes
Shareholder

[1]	There is no proposed nominee to the position of alternate to Mr. Aníbal Moreira dos Santos.

Professional experience:
Antônio José de Figueiredo Ferreira. Mr. Ferreira worked for Banco do Brasil for 32 years, where he held positions in the audit and information technology areas. Thereafter, from 1996 until May 2007, Mr. Ferreira served as internal audit chief of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil, a private pension fund. From May 2003 until April 2008, he was chairman of Vale’s accounting committee (previously know as audit committee). Mr. Ferreira is a member of Vale’s fiscal council since April 2008, position to which he was reappointed and took office on April 16, 2009.
Marcelo Amaral Moraes. Mr. Moraes joined Grupo Stratus (private equity management entity) in August 2006 as the officer responsible for specialized funds area. Prior to that, Mr. Moraes worked as an investment manager for six years at Bradespar, a holding company that holds indirect participation interest within Vale’s capital. In 2004, he was an alternate member of the board of directors of Net Serviços S.A. (a television cable operator), and in 2003, he was an alternate member of Vale’s board of directors. Mr. Moraes has served as a member of Vale’s fiscal council since 2004, a position for which he has been reappointed annually. Last year, he was reappointed and took office on April 16, 2009.
Aníbal Moreira dos Santos. From 1983 to 2003, Mr. Santos was chief accounting manager of Caemi Mineração e Metalurgia S.A. (“Caemi”), a company merged into Vale in December 2006. Mr. Santos has also served as executive officer of several subsidiaries of Caemi abroad, and as an alternate member of the board of directors of Minerações Brasileiras Reunidas S.A. — MBR and Empreendimentos Brasileiros de Mineração S.A. — EBM. Since April 2009, He is a member of the Fiscal Council of Log-In Logística Intermodal S.A., a public company that offers multimodal transportation services, in which Vale holds a participation interest of 31.3% of the total capital. He is also member of Vale’s fiscal council since 2005, a position for which he has been reappointed annually. Last year, he was reappointed and took office on April 16, 2009.

Cícero da Silva. Mr. Silva joined Banco do Brasil in 1986 where he held various positions, including in the internal audit area. From 1999 to 2000, he served as division chief at PREVISUL — Instituto de Previdência Social de Mato Grosso. In the last five years, he served as alternate member of the Board of Directors of CPFL — Cia. Paulista de Força e Luz (an energy company). On April 16, 2009, Mr. Silva was appointed and took office as an alternate member of Vale’s fiscal council.
Oswaldo Mário Pêgo de Amorim Azevedo. From 1976 to the present date, Mr. Azevedo has held several positions in the area of insurance. In the last five years, he served as Ombudsman and Vice-President of Institutional and Foreign Branches Relations of Sul America Seguros, alternate member of the Boards of Directors of Brasil Veículos Cia. de Seguros and Brasil Saúde Cia. de Seguros, and Vice-President of the Union of Private Insurance, Reinsurance, Private Pension Funds and Capitalization Companies in the States of Rio de Janeiro and Espírito Santo. He has also served in the senior management of the following public companies: Vice-President of Sul America Cia. Nacional de Seguros (a company that became private in 2008) and Vice-President of Nova Ação Participações S.A. From January 1964 until February 1976, he worked as an engineer of Vale. From April 2004 until July 2005, Mr. Azevedo held the position of member of Vale’s Fiscal Council, and since July 19, 2005, he became an alternate member of such body, position to which he is reappointed annually. Last year, he was reappointed and took office on April 16, 2009.
Declarations
Judicial and administrative convictions & incriminations. Each and every appointee has declared, for all lawful purposes, that was not convicted by any criminal court, or administrative proceeding conducted by the Brazilian Securities and Exchange Commission, or has ever been disqualified or suspended by a final decision of either a judicial court or the regulatory authorities from practicing any professional or commercial activities for the previous five years.
Family Relations. Each and every appointee has declared, for all lawful purposes, that they are not related (as spouse, significant other or have any other kindred relationship to the second degree) to (i) the members of the Board of Directors or of the Executive Officers Board of Vale; (ii) members of management of entities Vale controls, either directly or indirectly; (iii) Vale’s direct or indirect controlling shareholders; and (iv) the members of management of Vale’s direct or indirect controlling shareholders.
Subordination, Rendering of Services or Control Relationships. Each and every appointee has declared, for all lawful purposes, that there is no subordination, rendering of services or control relations, between them and (i) entities Vale controls, either directly or indirectly; (ii) Vale’s direct or indirect controlling shareholders; and (iii) Vale’s or its subsidiaries or controlling shareholders material suppliers, clients, debtors or creditors for the previous three financial years.

4 — Appointment of member of the Board of Directors
On March 01, 2010, Mr. Francisco Augusto da Costa e Silva presented a dismissal request from his duties as a director of Vale and since then the position remains vacant.
Mr. Costa e Silva was appointed as a member of the Board of Directors at the Annual General Shareholders Meeting held on April 27, 2005, and subsequently reappointed at the Annual General Shareholders Meetings held on April 27, 2007 and April 16, 2009. The alternate position corresponding to Mr. Costa e Silva remains vacant.
Currently, Valepar does not have any proposed nominee to replace Mr. Costa e Silva.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: April 14, 2010		Roberto Castello Branco
Director of Investor Relations